October 16, 2014

Via EDGAR

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Mr. Kamyar Daneshvar, Staff Attorney

Re:         GreenHunter Resources, Inc.

Registration Statement on Form S-3

Filed August 11, 2014

File No. 333-198051

Dear Mr. Daneshvar:

On behalf of GreenHunter Resources, Inc. (the “Company”), set forth below are the Company’s responses to the staff of the Division of Corporation Finance’s (the “Staff”) comments made by letters dated September 4, 2014 and October 7, 2014 (the “Comment Letters”), in connection with the filing of the Company’s Registration Statement on Form S-3, filed August 11, 2014 (Registration No. 333-198051) (the “Form S-3”). The Company’s responses are preceded by a reproduction of the corresponding Staff comments as set forth in the Comment Letters.

Comment Letter dated September 4, 2014

General

1.

We note that your Form 8-K filed on December 20, 2013 reporting the results of your annual meeting of shareholders does not include a decision regarding the frequency of the say-on-pay vote, nor has an amended Form 8-K been filed to report such decision. In light of the above, it appears that you are not in compliance with the disclosure requirements of Item 5.07(d) of Form 8-K, or the eligibility requirements set forth in General Instruction I.A.3(b) of Form S-3 regarding the timely filing of all required Exchange Act reports for the prior twelve calendar months. Please provide us with an analysis as to why you believe you are eligible to conduct the offering on Form S-3 at this time.

Answer: The Company believes that it has resolved this comment pursuant to discussions between Company counsel and the Office of Chief Counsel.

2.

Prior to the effectiveness of the registration statement, please arrange to have FINRA call us or provide us a letter indicating that FINRA has cleared the underwriting arrangements with MLV & Co. for the offering

Answer: Prior to the effectiveness of the Form S-3, the Company will arrange to have FINRA call the Staff or provide a letter indicating that FINRA has cleared the underwriting arrangements with MLV & Co. for the offering.

Table of Subsidiary Co-Registrants

3.	As each of the subsidiaries noted in the table is a guarantor and co-registrant, please have each guarantor file a Form S-3 registration statement.

Answer: The Company will have each guarantor file its own Form S-3 registration statement.

1048 Texan Trail • Grapevine, TX 76051 • Office 972-410-1044 • Fax 972-410-1066

Selling Stockholders, page 18

4.

With respect to any stockholders that are entities, please identify the natural person (s) with voting and/or investment control over the shares held by such selling stockholders. For guidance, please refer to Question140.02 of the Regulation S-K Compliance and Disclosure Interpretations.

Answer: The Company will amend the Form S-3 to identify, with respect to any selling stockholders that are entities, the natural person(s) with voting and/or investment control over the shares held by such selling stockholders.

5.

Please indicate the nature of any position, office or other material relationships which a selling security holder has had within the past three years with the registrant or any of its predecessors or affiliates. Refer to Item 507 of Regulation S-K.

Answer: The Company will amend the Form S-3 to indicate the nature of any position, office or other material relationships which a selling security holder has had within the past three years with the Company or any of its predecessors or affiliates, in accordance with Item 507 of Regulation S-K.

6.

Please disclose whether any of the selling security holders (other than a natural person) are broker-dealers or affiliates of a broker-dealer. If you determine that a selling security holder is a broker-dealer, please revise your disclosure to indicate that such selling security holder is an underwriter unless such selling security holder received its securities as compensation for its services. If a selling security holder is an affiliate of a broker-dealer, please disclose, if true, that such selling security holder acquired its shares in the ordinary course of business. If not, you must indicate that such selling security holder is an underwriter.

Answer: The Company will amend the Form S-3 to disclose whether any of the selling security holders (other than a natural person) are broker-dealers or affiliates of a broker-dealer. If so, the Company will include the other disclosures requested by the Staff.

Exhibit Index

7.

Your exhibit index indicates that your statement of eligibility of trustee, listed as Exhibits 25.1 and 25.2, will be filed by amendment to this registration statement or incorporated by reference pursuant to a Form 8-K. Please note that you must separately file Form T-1 under electronic form type “305B2” after effectiveness and not in a post-effective amendment of a Form 8-K. Refer to Question 220.01 of the Trust Indenture Act of 1939 Compliance and Disclosure Interpretations, available on our website.

Answer: The Company acknowledges that the statement of eligibility of trustee must be filed separately under electronic form type “305B2” after effectiveness and not in a post-effective amendment or a Form 8-K. The Company will amend the exhibit index in the Form S-3 as appropriate.

Exhibit 5.1 – Opinion of Fulbright & Jaworski LLP, a member of Norton Rose Fulbright

8.

Please have counsel revise paragraph numeral one of its opinion to state that the warrants will represent valid and binding obligations of the company. Refer to Section II.B.1.f of Staff Legal Bulletin No. 19 (CF). Please comply with this comment also with respect to paragraph numeral three of the opinion of Morgan F. Johnston, filed as Exhibit 5.2.

Answer: The opinions filed as Exhibit 5.1 and 5.2 to the Form S-3 will be revised to state that the warrants represent valid and binding obligations of the Company.

Exhibit 5.2 – Opinion of Morgan F. Johnston, Esquire

9.	Please have counsel revise its opinion to opine upon the legality of the preferred stock.

Answer: Counsel’s opinion previously opined on the legality of the preferred stock in paragraph 1 thereof, as the term “Company Stock” was defined to include both the common stock and preferred stock. However, counsel will revise the opinion to separate the legality opinion on preferred stock from the legality opinion on the common stock so that the reader may better understand the opinion.

Comment Letter dated October 7, 2014

General

1.

We note that in your proxy statement filed on October 24, 2013, you did not include the “say-on-pay” and the “say-on-frequency” resolutions required by Section 14A(a) and Rule 14a-21(a) and (b) of the Exchange Act. Please revise your risk factor disclosure to specifically discuss your failure to include these resolutions, as well as identify the risks the company may be subject to as a result of such failure. Also, state that you will include the resolutions required by Rule 14a-21(a) and (b) of the Exchange Act in your next annual meeting proxy statement.

Answer: The Company will revise its risk factor disclosure to specifically discuss the Company’s failure to include the “say-on-pay” and the “say-on-frequency” resolutions required by Section 14A(a) and Rule 14a-21(a) and (b) of the Exchange Act. Further, the Company will identify the risks it may be subject to as a result of such failure. The Company will include the resolutions required by Rule 14a-21(a) and (b) of the Exchange Act in the Company’s next annual meeting proxy statement.

2.

In light of the fact that you failed to include both the “say-on-pay” and “say-on-frequency” resolutions in your annual meeting proxy statement, please indicate whether your officers are still of the view that the company’s disclosure controls and procedures were effective as of the end of the period covered by the Form 10-K for your fiscal year ended December 31, 2013, and if so, please explain to us in reasonable detail the basis for this conclusion. Also, please amend your Form 10-K as appropriate.

Answer: The Company’s officers are no longer of the view that the Company’s disclosure controls and procedures were effective as of the end of the period covered by the Form 10-K for the fiscal year ended December 31, 2013 (the “Form 10-K”). The Company will amend the Form 10-K as appropriate.

The Company acknowledges that:

●	should the commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments concerning these responses, please do not hesitate to call the undersigned at (463) 293-2641 or Dave Morrison of Norton Rose Fulbright at (214) 855-8301.

Sincerely,

GreenHunter Resources, Inc.

By:	/s/ Morgan F. Johnston
Name:	Morgan F. Johnston
Title:	Senior Vice President,
General Counsel and Secretary

cc:	Pamela Long, Assistant Director
Era Anagosti, Staff Attorney
Dave Morrison, Esquire